AB

VF 6-7-02

02022409

SECURITIES [AND EXCHANGE COMMISSI]ON
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2001 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51575 |

SEC MAIL PROCESSING SECTION RECEIVED JUN 05 2002

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/01 AND ENDING 03/31/02
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOCIAL CAPITAL PARTNERS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 BROADLAWN PARK, UNIT 16B
(No. and Street)

| CHESTNUT HILL | MA | 02467 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARK DONOHUE (617) 327-7324
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SUSSMAN, STEPHEN, J.
(Name – *if individual, state last, first, middle name*)

| 12 PARMENTER ROAD | LONDONDERRY | NH | 03053 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 19 2002
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, MARK DONOHUE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SOCIAL CAPITAL PARTNERS, INC., as of MARCH 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MATILDA WEST THOMPSON
Notary Public
My Commission Expires Aug. 30, 2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

# Independent Auditor's Report

To the Board of Directors of
Social Capital Partners, Inc.
Chestnut Hill, MA

We have audited the accompanying statement of financial condition of Social Capital Partners, Inc. (the Company) as of March 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Social Capital Partners, Inc. at March 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 13, 2002

## SOCIAL CAPITAL PARTNERS, INC.

## STATEMENT OF FINANCIAL CONDITION

## MARCH 31, 2002

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 10,662 |
| Deposits | | 1,182 |
| Not readily marketable securities, at estimated fair value | | 359,073 |
| Total assets | $ | 370,917 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | $ | - |
| Stockholder's equity: | | |
| Common stock, par value $.01, 1,000 shares authorized; 100 shares issued and outstanding | | 1 |
| Additional paid-in capital | | 78,431 |
| Retained earnings | | 292,485 |
| Total stockholder's equity | | 370,917 |
| Total liabilities and stockholder's equity | $ | 370,917 |

The accompanying notes are an integral part of these financial statements.

# SOCIAL CAPITAL PARTNERS, INC.

## STATEMENT OF INCOME

## FOR THE YEAR ENDED MARCH 31, 2002

| | |
|---|---|
| Revenue: | |
| Commissions and fee income | $ 269,100 |
| Net investment gains | 33,478 |
| Interest income | 4 |
| | 302,582 |
| Expenses: | |
| Employee compensation and benefits | 22,854 |
| Professional and registration fees | 11,692 |
| Interest expense | 47 |
| Other expenses | 4,775 |
| | 39,368 |
| Net income | $ 263,214 |

The accompanying notes are an integral part of these financial statements.

## SOCIAL CAPITAL PARTNERS, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED MARCH 31, 2002

| | Common Stock | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance at March 31, 2001 | $ 1 | $ 78,431 | $ 71,871 | $ 150,303 |
| Sub S distributions | | | (42,600) | (42,600) |
| Net income | | | 263,214 | 263,214 |
| Balance at March 31, 2002 | $ 1 | $ 78,431 | $ 292,485 | $ 370,917 |

The accompanying notes are an integral part of these financial statements.

**SOCIAL CAPITAL PARTNERS, INC.**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED MARCH 31, 2001**

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 263,214 |
| Adjustments to reconcile net income to net cash used by operating activities: | (33,432) | |
| Gain on sale of investments | | |
| Decrease (increase) in operating assets and increase (decrease) in operating liabilities: | | |
| Deposits | 3,277 | |
| Accounts payable and other accrued liabilities | (3,264) | |
| Total adjustments | | (33,419) |
| Net cash provided by operating activities | | 229,795 |
| Cash flows from investing activities: | | |
| Non-marketable securities received for services | (205,763) | |
| Purchase of non-marketable securities | (100,072) | |
| Sale of non-marketable securities | 118,174 | |
| Net cash used in investing activities | | (187,661) |
| Cash flows from financing activities: | | |
| Sub S distributions | (42,600) | |
| Net cash used in financing activities | | (42,600) |
| Net decrease in cash | | (466) |
| Cash at beginning of year | | 11,128 |
| Cash at end of year | | $ 10,662 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the year for:

| | |
|---|---|
| Interest expense | $ 47 |
| Income taxes | $ 912 |

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

## SOCIAL CAPITAL PARTNERS, INC.

## NOTES TO FINANCIAL STATEMENTS

## MARCH 31, 2002

### NOTE 1 - INCORPORATION

The Company was incorporated under the laws of the State of Massachusetts on January 15, 1999, with total authorized common stock of 1,000 shares at $.01 par. The Company is a registered broker-dealer offering financial consulting and capital raising for businesses.

### NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Not Readily Marketable Securities**

Securities not readily marketable are valued at fair value as determined by management. These securities include investment securities: (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

At March 31, 2002, these securities at estimated fair values consist of the equities valued at $359,073.

**Commissions**

The Company receives restricted stock as part of its compensation when it raises capital for private companies. This is recorded at its fair value as determined by management and is included in commission income. For the fiscal year ending March 31, 2002, the Company received $205,763 in restricted stock.

### NOTE 3 - NET CAPITAL REQUIREMENT

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's (SEC) regulations and operating guidelines, that require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as defined, not exceeding 15 to 1. The Company's net capital, as computed under 15c3-1, was $10,662 at March 31, 2002, which exceeded required net capital of $5,000 by $5,662. The ratio of aggregate indebtedness to net capital at March 31, 2002 was 0 %.

## NOTE 4- INCOME TAXES

On April 1, 2001, the Company, with the consent of the shareholder, has elected under the Internal Revenue Code to be a S-Corporation. In lieu of corporation income taxes, the shareholders of the S-Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision for deferred income taxes has been included in these financial statements.

# SOCIAL CAPITAL PARTNERS, INC.

## SUPPLEMENTARY SCHEDULES

## FOR THE YEAR ENDED MARCH 31, 2002

## SCHEDULE I

## SOCIAL CAPITAL PARTNERS, INC.

## COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

## MARCH 31, 2001

| | | |
|---|---|---|
| Total ownership equity from statement of financial condition | $ | 370,917 |
| Total nonallowable assets from statement of financial condition | | 360,255 |
| Net capital | $ | 10,662 |
| Aggregate indebtedness: | | |
| Total A.I. liabilities from statement of financial condition | $ | - |
| Total aggregate indebtedness | $ | - |
| Percentage of aggregate indebtedness to net capital | | 0.0% |
| Computation of basic net capital requirement: | | |
| Minimum net capital required (6-2/3% of A.I.) | $ | - |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| Net capital requirement | $ | 5,000 |
| Excess net capital | $ | 5,662 |
| Excess net capital at 1000% | $ | 10,662 |

There were no material differences between the audited and non-audited computation of net capital.

## SCHEDULE II

## SOCIAL CAPITAL PARTNERS, INC.

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

## MARCH 31, 2002

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

STEPHEN J. SUSSMAN
*Certified Public Accountant*

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

**Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5**

Board of Directors
Social Capital Partners, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Social Capital Partners, Inc. (the Company) for the year ended March 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at March 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers Regulation, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephen J. Sussman, PLLC

Stephen J. Sussman, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 13, 2002

SOCIAL CAPITAL PARTNERS, INC.

FINANCIAL STATEMENTS

MARCH 31, 2002

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 05 2002
WASH, D.C. 165